SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
				Amendment No. 5


		     	        InFocus Corporation
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    45665B106
			          (CUSIP Number)

			     Mr. Scott B. Bernstein
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    4/13/2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and-five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,217,089

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,217,089

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,217,089

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     10.6%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    GDK, Inc.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     BD

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    A.R.T. Advisors, LLC
    13-4196796

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Sosnick, Aaron

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IN

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IN


Item 4.  Purpose of Transaction.

     Item 4 is amended by adding thereto the following additional information:

Pursuant to the Settlement Agreement, on or after April 13, 2007, the Reporting Persons have the right to designate up to two members of the Company's Board of Directors, which would be expanded to seven members from five, if the Company has not theretofore publicly announced that it has entered into a definitive agreement with respect to a sale, merger or other business combination involving the Company (a "Transaction"). Within five business days of receipt of the Reporting Persons' notice of designation, the Company is required to add the Reporting Persons' designee(s) to the Company's Board unless prior to such time the Company has publicly announced a Transaction.

On April 13, 2007, the Reporting Persons sent a notice (the "Notice") to the Company designating two individuals who are unaffiliated with the Reporting Persons, Bernard T. Marren and John D. Abouchar (the "Designees"), to serve on the Company's Board. Also on April 13, 2007, the Company responded to the Reporting Persons that the Company plans to expand its Board and to add the Designees to the Board. The Company added that it has requested certain information from the Designees and that it expects the Designees to be appointed to the Board as promptly as practicable after the Board has received and considered the requested information.

The Reporting Persons also stated in the Notice that they intend to propose a slate of nominees for election as directors of the Company at the Company's 2007 Annual Meeting of Shareholders, which, pursuant to the Settlement Agreement, is required to be held on or prior to July 31, 2007 (or August 31, 2007 under the conditions specified in the Settlement Agreement).



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 4/16/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 4/16/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					GDK, Inc.

Date: 4/16/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 4/16/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					A.R.T. Advisors, LLC

Date: 4/16/2007				/s/ Andrew Waldman
					Name: Andrew Waldman
					Title:  Authorized Representative


Date: 4/16/2007				/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative


					Caxton Associates, L.L.C.

Date: 4/16/2007		 		/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary


Date: 4/16/2007				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).